UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13-G

Under the Securities Exchange Act of 1934


Name of Issuer:  Cheesecake Factory
Title Class of Securities:  Common Stock
CUSIP Number:  163072101

CUSIP No.  163072101

1. NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

State Board of Administration of Florida
Florida Retirement System - Federal ID # 59-6001872

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

Florida Retirement System (Pension Fund)

[  ] a
[  ] b

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

1801 Hermitage Boulevard, Suite 100
P.O. Box 13300
Tallahassee,  FL  32317-3300

5. SOLE VOTING POWER
   2,231,510 Shares

6. SHARED VOTING POWER
   N/A

7. SOLE DISPOSITIVE POWER
   2,231,510 Shares

8. SHARED DISPOSITIVE POWER
    N/A

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,231,510 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
      N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     4.61 percent

12. TYPE OF REPORTING PERSON

EP (Employee Benefit Plan, Pension Fund, or Endowment Fund)





GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78 m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of
the items.   Answer every item.  If an item is inapplicable
or the answer is in the negative, so state.

Item 1.
(a) Name of Issuer
(b) Address of Issuer's Principal Executive Offices

Item 2.
(a) Name of Person Filing
(b) Address of Principal Business Office, or if none, Residence
(c) Citizenship
(d) Title of Class of Securities
(e) CUSIP Number

Item 3.If this statement is filed pursuant to s. 240.13d-1(b), or 240.13d-2(b) or (c) check whether the person filing is a:
(a) [  ] Broker or Dealer registered under Section 15 of the Act
(b) [  ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
(e) [  ] An investment advisor in accordance with section
240.13d-(b)(1)(ii)(E);
(f) [X] An employee benefit plan or endowment fund in accordance with s. 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent Holding Company or control person in accordance with s. 240.13d-1(b)(ii)(G)
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance act (12 USC 1813)
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 USC 80a-3)
(j) [ ] Group, in accordance with s.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership
  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned
(b) Percent of Class
(c) Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote
        (ii) shared power to vote or to direct the vote
        (iii)sole power to dispose or to direct the disposition of
        (iv) shared power to dispose or to direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class
(a) If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[x]

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund, or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g)and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2002

Signature:  Tom Herndon

Name/Title: Tom Herndon, Executive Director